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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

         -------------------------------------------------------------

                                   FORM 11-K/A

         [X]      ANNUAL REPORT PURSUANT TO
                  SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

         [ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE TRANSITION PERIOD FROM_______TO_________

                         COMMISSION FILE NUMBER: 1-14659

                          WILMINGTON TRUST CORPORATION
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
--------------------------------------------------------------------------------
            (State or jurisdiction of incorporation or organization)

                                   51-0328154
--------------------------------------------------------------------------------
                      (I.R.S. Employer Identification No.)

                  RODNEY SQUARE NORTH, 1100 NORTH MARKET STREET
                            WILMINGTON, DE 19890-0001
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                 (302) 651-1000
--------------------------------------------------------------------------------
              (Registrant's telephone number, including area code)

                               Thrift Savings Plan

                              (Full title of plan)

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1.       The Thrift Savings Plan affords staff members the opportunity to acquire from time to time shares of Wilmington Trust Corporation's stock, as well as interests in funds which purchase a variety of investments from time to time and which may change from time to time. These include debt and equity securities. As of December 31, 2002, the names and addresses of those funds are the following:

                           Principal Large Cap Stock Index Separate Account Principal Financial Group
                           711 High Street
                           Des Moines, IA 50392

                           Putnam Equity Income Separate Account
                           Putnam Funds
                           One Post Office Square
                           Boston, MA 02109

                           Fidelity Advisor Equity Growth Separate Account Fidelity Advisor Small Cap Separate Account Fidelity Advisor Overseas Separate Account Fidelity Advisor Funds
                           82 Devonshire Street
                           Boston, MA 02109

                           Wilmington Large Cap Growth Portfolio
                           Wilmington Large Cap Value Portfolio
                           Wilmington Large Cap Core Portfolio
                           Wilmington Small Cap Core Portfolio
                           Wilmington International Multi-Manager Portfolio Wilmington Broad Market Bond Portfolio
                           Wilmington Prime Money Market Portfolio
                           Rodney Square North
                           1100 North Market Street
                           Wilmington, DE 19890

2.                (a)      The written consent of the accountant with respect to
                           the financial statements for the Thrift Savings Plan is attached hereto as Exhibit 23.

                  (b) The financial statements required to be filed for the Thrift Savings Plan, which qualifies under the Employee Retirement Income Security Act of 1974 ("ERISA"), are attached hereto as Exhibit 99.1.

                  (c) The written certification required by Section 906 of the Sarbanes-Oxley Act is attached hereto as Exhibit 99.2.

                                       1

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals, who administer the Thrift Savings Plan, have signed this Form 11-K/A as of June 28, 2003.

                           /s/ David R. Gibson                         (SEAL)
                           --------------------------------------------
                           David R. Gibson, Chairman

                           /s/ E. Matthew Brown                        (SEAL)
                           --------------------------------------------
                           E. Matthew Brown

                           /s/ Robert J. Christian                     (SEAL)
                           --------------------------------------------
                           Robert J. Christian

                           /s/ Howard K. Cohen                         (SEAL)
                           --------------------------------------------
                           Howard K. Cohen

                           /s/ Michael A. DiGregorio                   (SEAL)
                           --------------------------------------------
                           Michael A. DiGregorio

                           /s/ William J. Farrell, II                  (SEAL)
                           --------------------------------------------
                           William J. Farrell, II

                           /s/ I. Gail Howard                          (SEAL)
                           --------------------------------------------
                           I. Gail Howard

                           /s/ Gerald F. Sopp                          (SEAL)
                           --------------------------------------------
                           Gerald F. Sopp

                                        2

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                                  EXHIBIT INDEX

EXHIBIT                 EXHIBIT                             PAGE NUMBER
-------                 -------                             -----------
  23        Consent of independent auditor                        5

 99.1       Financial statements                                  7

 99.2       Section 906 certification                            19